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                                  News Release

                     LA-Z-BOY, INC. STARTS FISCAL YEAR 2000
                           WITH A STRONG FIRST QUARTER

NYSE & PCX: LZB                            Contact:  Gene Hardy  (734) 241-4306


     MONROE, MI., August 4, 1999: In the first quarter of its fiscal year 2000, La-Z-Boy Incorporated again reached record levels of sales and profits. La-Z-Boy is one of the world's leading furniture producers.


Financial Details
     For the first quarter ended July 24, 1999, sales reached $321.7 million, up 20% from last year's first quarter of $268.9 million. Net income was up 85% to $13.3 million vs. $7.2 million. Diluted earnings per share increased 92% to $0.25 from $0.13.

     La-Z-Boy's sales have increased at double digit percentages compared to the prior year quarter for seven consecutive quarters. First quarter profitability (net income as a percent of sales) was at its highest first quarter level since the first quarter ended July, 1985. Historically, sales and profitability are lowest in La-Z-Boy's first quarter due to slower summer demand and plant vacation shutdowns.


Operations
     "Our first quarter figures include the new Bauhaus division which was acquired at the end of May," said Company President and Chief Operating Officer, Gerald L. Kiser. "This quarter's 20 percent sales increase and 85 percent increase in net income more than satisfied expectations. Sales should continue strong in the next several months, although we don't expect second quarter's increase to match the first quarter's 20% rate.

     "Various capacity expansion projects are in process and are nearing completion or have just been completed. England/Corsair is setting up a new upholstery assembly plant in Booneville, Mississippi and has just a completed an expansion in Tennessee. The Residential division is expanding its Dayton, Tennessee warehouse space as well as its leather sewing operation in Newton, Mississippi. And our Sam Moore division in Virginia just completed a new finish room that allows for increased production, improves finishing quality, is environmentally friendly and exceeds all OSHA and EPA guidelines."


Marketing
     Based on outstanding results in February, La-Z-Boy Residential repeated its successful "Picture Yourself in America's Favorite Recliner" rebate promotion to coincide with the Father's Day sales period. The promotion, supported in USA Weekend and Parade magazines was designed to generate retail traffic and drive recliner sales. In June, a La-Z-Boy Furniture Galleries Dealer Conference was conducted in Las Vegas with nearly 500 storeowners and key personnel attending. The conference centered on the opportunities the Furniture Galleries program has in the new millennium and the Company's growth plans for this vital and successful distribution channel.


More Information
     La-Z-Boy Incorporated's Form 10-Q filing includes an income statement, balance sheet, cash flow statement and additional management discussion and is available now at the Company's internet site (www.lazboy.com). This press release is just one part of La-Z-Boy Incorporated's disclosures and should be read in conjunction with all other Form 10-Q information. About 48 hours after this release, this information should be available on the SEC's internet site (www.sec.gov).


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     8/4/99                                                         Page 1 of 3

               La-Z-Boy Incorporated Financial Information Release
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                    FIRST QUARTER ENDED (UNAUDITED)
                            --------------------------------------------------
                            July 24,   July 25,    % Over    Percent of Sales
                                                             -----------------
                              1999       1998     (Under)      1999      1998
                            --------   --------   --------   --------   ------

Sales                       $321,659   $268,880        20%     100.0%   100.0%
Cost of sales                241,026    205,431        17%      74.9%    76.4%
                            --------   --------   --------   --------   ------
     Gross profit             80,633     63,449        27%      25.1%    23.6%

S, G & A                      58,976     51,288        15%      18.4%    19.1%
                            --------   --------   --------   --------   ------
     Operating profit         21,657     12,161        78%       6.7%     4.5%

Interest expense               1,439      1,187        21%       0.4%     0.4%
Interest income                  596        577         3%       0.2%     0.2%
Other income                     781        355       120%       0.2%     0.1%
                            --------   --------   --------   --------   ------
     Pretax income            21,595     11,906        81%       6.7%     4.4%

Income tax expense             8,302      4,722        76%      38.4%*   39.7%*

                            --------   --------   --------   --------   ------
     Net income             $ 13,293   $  7,184        85%       4.1%     2.7%
                            ========   ========   ========   ========   ======


  Diluted average shares**    52,627     53,722        -2%

  Diluted EPS **            $   0.25   $   0.13        92%

  Basic EPS **              $   0.25   $   0.13        92%

  Dividends per share **    $   0.08   $   0.07        14%

     *    As a percent of pretax income, not sales.

     ** Prior year numbers were restated to reflect a three-for-one stock split, in the form of a 200% stock dividend, effective September 1998.



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8/4/99                                                              Page 2 of 3

               La-Z-Boy Incorporated Financial Information Release
                           CONSOLIDATED BALANCE SHEET
                    (Amounts in thousands, except par value)

                                                 Unaudited              Increase    Audited
                                      --------------------
                                       July 24,   July 25,       (Decrease)        Apr. 24,
                                                            --------------------
                                        1999       1998      Dollars    Percent     1999
                                      ---------  ---------  ---------  ---------  ---------
Current assets
    Cash & equivalents                $  48,104  $  45,619  $   2,485         5%  $  33,550
    Receivables                         223,782    196,128     27,654        14%    265,157

    Inventories
        Raw materials                    56,888     45,706     11,182        24%     47,197
        Work-in-process                  40,799     42,639     (1,840)       -4%     37,447
        Finished goods                   38,672     35,667      3,005         8%     34,920
                                      ---------  ---------  ---------  ---------  ---------
            FIFO inventories            136,359    124,012     12,347        10%    119,564
            Excess of FIFO over LIFO    (23,146)   (22,740)      (406)       -2%    (23,053)
                                      ---------  ---------  ---------  ---------  ---------
                 Total inventories      113,213    101,272     11,941        12%     96,511

    Deferred income taxes                20,685     16,627      4,058        24%     20,028
    Other current assets                 10,116      5,282      4,834        92%     10,342
                                      ---------  ---------  ---------  ---------  ---------
        Total current assets            415,900    364,928     50,972        14%    425,588

Property, plant & equipment, net        140,381    120,685     19,696        16%    125,989

Goodwill                                 90,554     48,533     42,021        87%     46,985

Other long-term assets                   35,943     27,964      7,979        29%     31,230

                                      ---------  ---------  ---------  ---------  ---------
            Total assets              $ 682,778  $ 562,110  $ 120,668        21%  $ 629,792
                                      =========  =========  =========  =========  =========


Current liabilities
    Current portion - long-term debt  $   1,687  $   4,805  ($  3,118)      -65%  $   2,001
    Current portion - capital leases        773      1,205       (432)      -36%        784
    Accounts payable                     46,673     35,613     11,060        31%     45,419
    Payroll/other compensation           33,401     29,252      4,149        14%     53,697
    Income taxes                         10,347      1,613      8,734       N/M       4,103
    Other current liabilities            29,969     23,194      6,775        29%     26,424
                                      ---------  ---------  ---------  ---------  ---------
        Total current liabilities       122,850     95,682     27,168        28%    132,428

Long-term debt                          120,187     63,360     56,827        90%     62,469

Capital leases                              144        555       (411)      -74%        219

Deferred income taxes                     5,595      5,500         95         2%      5,697

Other long-term liabilities              13,687     11,609      2,078        18%     14,064

Commitments & contingencies                --         --          N/M       N/M        --

Shareholders' equity
    Common shares, $1 par *              52,234     53,244     (1,010)       -2%     52,340
    Capital in excess of par             32,117     29,964      2,153         7%     31,582
    Retained earnings *                 338,326    303,718     34,608        11%    332,934
    Currency translation                 (2,362)    (1,522)      (840)      -55%     (1,941)
                                      ---------  ---------  ---------  ---------  ---------
        Total shareholders' equity      420,315    385,404     34,911         9%    414,915

            Total liabilities and     ---------  ---------  ---------  ---------  ---------
            shareholders' equity      $ 682,778  $ 562,110  $ 120,668        21%  $ 629,792
                                      =========  =========  =========  =========  =========


      * Prior year numbers were restated to reflect a three-for-one stock split, in the form of a 200% stock dividend, effective September 1998.


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8/4/99    La-Z-Boy Incorporated Financial Information Release       Page 3 of 3
                              COMMENTS AND ANALYSIS


Overall:
     Refer to today's press release for additional information.


Sales:
      Sales in the first quarter of fiscal year 2000 were up 20% over the prior year's first quarter. A continuation of the double-digit sales growth experienced in recent quarters along with the acquisition of Bauhaus caused the quarter's strong sales performance.


Operating profit margin:
      Operating profit margin improved from 4.5% of sales to 6.7% of sales. Margins were primarily impacted by significant growth in unit volume, which allowed fixed costs to be absorbed more efficiently.

      The gross profit margin increased to 25.1% of sales from 23.6% of sales in last year's first quarter. Favorable casegood merchandising initiatives, improved operating efficiency in casegood manufacturing plants and favorable Canadian currency exchange effects contributed to the gross margin improvement. Start-up costs for new manufacturing facilities along with significant plant floor reconfiguration costs at several other facilities had a negative impact on the gross profit margin.

     First quarter S, G & A decreased to 18.4% of sales vs. 19.1% last year. Bad debt and IT expenses were below the prior year. This favorable trend is expected to continue throughout FY2000.


Income tax expense:
     Income tax expense as a percent of pretax income declined to 38.3% from 39.7% last year. With the traditionally lower income in the first quarter of the year, rate fluctuations are common due to non-deductible amortization and international effects being amplified. Tax rates for the year are expected to be close to prior year rates.


Inventory:
      Raw materials inventories were up 24% over the same period last year primarily as a result of acquiring fabric stock inventory for several upcoming sales initiatives and for the start up of a new upholstery plant.

     Work-in-process inventories were down 4% over the same period last year. Similar to the fourth quarter of FY99, operating improvements associated with hardwood and plywood supply plants have caused WIP inventories to be significantly reduced.


Property, plant & equipment:
     Property, plant and equipment increased $14.4 million over April 1999. The addition of Bauhaus and increases in manufacturing space at four locations caused this increase.


Goodwill:
     The increase of goodwill during the first quarter was due to the purchase of Bauhaus.


Long-term debt:
      The increase in long-term debt during the first quarter was due to financing obtained for the acquisition of Bauhaus.


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